Exhibit 1

Directors and Officers of CDC Financial, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Clint D. Coghill, President, Secretary, Director and sole shareholder[1]
Margaret A. Coghill Director and Treasurer	Director and Treasurer	222 S Riverside Plaza, 15th Floor Chicago, IL 60606	United States

1 Mr. Coghill is a Reporting Person and, as such, the information with respect to Mr. Coghill called for by the Schedule 13D is set forth therein.